UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company (Issuer))

HMB HOLDINGS, INC.

TYSON FOODS, INC.

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

432589109

(Cusip Number of Class of Securities)

David L. Van Bebber

Executive Vice President and General Counsel

Tyson Foods, Inc.

2200 Don Tyson Parkway

Springdale, Arkansas 72762-6999

(479) 290-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr.

Marc O. Williams

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,080,786,746	$1,040,805

*	Estimated solely for the purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (a) 124,491,419, the number of issued and outstanding shares of The Hillshire Brands Company (“Hillshire Brands”) common stock, and (b) $63.00, the tender offer price, (ii) the product of (a) 3,525,971, the number of shares of Hillshire Brands common stock subject to issuance pursuant to outstanding options to purchase shares of Hillshire Brands common stock with an exercise price less than the tender offer price and (b) $37.22, the difference between the tender offer price and the average weighted exercise price of such options, (iii) the product of (a) 1,574,125, the number of shares of Hillshire Brands common stock subject to issuance upon settlement of outstanding restricted stock units granted under Hillshire Brands equity compensation plans (assuming continued employment or service, as applicable, through consummation of the transaction and achievement at specified target or, if calculable, actual performance levels immediately prior to consummation of the transaction, as applicable) and (b) $63.00, the tender offer price and (iv) the product of (a) 117,791, the number of shares of Hillshire Brands common stock subject to issuance upon settlement of deferred compensation equity awards under the Hillshire Brands deferred compensation plans and (b) $63.00, the tender offer price. The foregoing figures have been provided by the issuer to the offerors and are as of July 9, 2014, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,040,805.	Filing Party:	HMB Holdings, Inc.
Form or Registration No.:	SC TO-T.	Date Filed:	July 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Tyson Foods, Inc., a Delaware corporation (“Tyson”), and HMB Holdings, Inc., a Maryland corporation and a wholly owned subsidiary of Tyson (“Purchaser”), with the Securities and Exchange Commission on July 16, 2014 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, of The Hillshire Brands Company, a Maryland corporation (“Hillshire Brands”), for $63.00 per share, in cash, without interest, subject to any withholding of taxes required by applicable law and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

(a) The subsection titled “Hillshire Brands Projections” in Section 8 of the Offer to Purchase (“Certain Information Concerning Hillshire Brands”) is hereby amended by deleting footnote (1) to the table in the fourth full paragraph on page 23 in its entirety and replacing it with the footnote below:

(1)	Each “adjusted” measure is reported as a non-GAAP financial measure that excludes from the applicable financial measure computed in accordance with GAAP the impact of significant items and dispositions. These adjusted measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity. Significant items include income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized that are not indicative of Hillshire Brands’ core operating results and affect the comparability of underlying results from period to period. Cash flows related to significant items did not result from investing or financing activities. Examples of cash outflows for significant items include payments for restructuring actions, such as severance or lease termination payments.

(b) The subsection titled “Hillshire Brands Estimated Financial Information” in Section 8 of the Offer to Purchase (“Certain Information Concerning Hillshire Brands”) is hereby amended by deleting footnote (1) to the table in the third paragraph on page 24 in its entirety and replacing it with the footnote below:

(1)	Each “adjusted” measure is reported as a non-GAAP financial measure that excludes from the applicable financial measure computed in accordance with GAAP the impact of significant items and dispositions. These adjusted measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity. Significant items include income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized that are not indicative of Hillshire Brands’ core operating results and affect the comparability of underlying results from period to period. Cash flows related to significant items did not result from investing or financing activities. Examples of cash outflows for significant items include payments for restructuring actions, such as severance or lease termination payments.

(c) The subsection titled “Public Offerings” of Section 10 of the Offering to Purchase (“Source and Amount of Funds”) is hereby deleted in its entirety and restated to read as follows:

“Public Offerings. On July 30, 2014, Tyson priced its concurrent public offerings of 23,810,000 shares of its Class A common stock at $37.80 per share and 30,000,000 of its 4.75% tangible equity units, with each tangible equity unit having a stated amount of $50. These offerings are separate public offerings made by means of separate prospectus supplements under Tyson’s effective shelf registration statement and are not contingent on each other or upon the consummation of the Merger. Each offering is expected to close on August 5, 2014, subject to customary closing conditions.

Tyson granted the underwriters in the Class A common stock offering a 30-day option to purchase up to an additional 3,571,500 shares of its Class A common stock, solely to cover over-allotments, if any. The underwriters in the tangible equity units offering do not have the option to purchase any additional tangible equity units to cover over-allotments or otherwise.

Each tangible equity unit is comprised of a prepaid stock purchase contract and a senior amortizing note due July 15, 2017, each issued by Tyson. Unless earlier redeemed or settled, each purchase contract will automatically settle on July 15, 2017 (subject to postponement in certain limited circumstances), and Tyson will deliver between 1.0582 and 1.3228 shares of Class A Common Stock per purchase contract, subject to adjustment, based upon the applicable market value of the Class A common stock, as described in Exhibit (a)(5)(xix) to the Schedule TO. Each amortizing note will have an initial principal amount of $6.82854, will bear interest at a rate of 1.50% per annum and will have a final installment payment date of July 15, 2017. On each January 15, April 15, July 15 and October 15 commencing on October 15, 2014, Tyson will pay equal quarterly cash installments of $0.59375 per amortizing note (except for the October 15, 2014 installment payment, which will be $0.46181 per amortizing note), which will constitute a payment of interest and a partial repayment of principal, and which cash payment in the aggregate per year will be equivalent to 4.75% per year with respect to each $50 stated amount of tangible equity units. The amortizing notes will be senior unsecured obligations of the Company.

Tyson expects the net proceeds from the Class A common stock offering to be approximately $873 million (or $1,004 million if the underwriters for the Class A common stock offering exercise their over-allotment option in full) and expects the net proceeds from the tangible equity units offering to be approximately $1,454 million, in each case after deducting underwriting discounts and commissions and estimated expenses. Tyson intends to use the net proceeds from these offerings, together with additional debt financing and cash on hand, to finance the Offer and the Merger and to pay related fees and expenses. If for any reason the Merger is not consummated, then Tyson intends to use the net proceeds from these offerings for general corporate purposes.”

(d) The second paragraph in the subsection titled “U.S. Antitrust” of Section 16 of the Offer to Purchase (“Certain Legal Matters; Regulatory Approvals”) is hereby amended and restated as follows:

“We filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on July 28, 2014. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on August 12, 2014, which is the 15th calendar day from the time of filing, unless terminated earlier by the Antitrust Division or the FTC. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Hillshire Brands, Tyson, Purchaser and the Antitrust Division or the FTC, as applicable. If either the 15-day or the 10-day waiting period (as applicable) expires on a Saturday, Sunday or legal public holiday, then the period is extended until 11:59 p.m. on the next day that is not a Saturday, Sunday or legal public holiday. We have made a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.”

(e) The last paragraph of the subsection titled “Litigation Related to the Merger” of Section 16 of the Offer to Purchase (“Certain Legal Matters; Regulatory Approvals”) is hereby deleted in its entirety and replaced with the following paragraphs:

“On August 1, 2014, following expedited discovery, the parties to the Consolidated Action entered into a memorandum of understanding (the “MOU”) reflecting the terms of an agreement, subject to final approval by the Court, and certain other conditions, to settle the Consolidated Action. Pursuant to the MOU, the Defendants agreed to include in an amendment to the Schedule 14D-9 certain supplemental disclosures. The MOU further provides that, among other things, (a) the parties will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Court for review and approval; (b) the Stipulation will provide for dismissal of the Consolidated Action with prejudice; (c) the Stipulation will include a general release of Defendants of claims relating to, among other things, the Offer, the Merger and the proposed acquisition of Pinnacle; and (d) the proposed settlement is conditioned on, among other things, consummation of the Offer and the Merger, completion of confirmatory discovery, class certification and final approval by the Court after notice to Hillshire Brands’ stockholders as ordered by the Court.

The Defendants believe that the allegations and claims in the litigation are without merit and, if the settlement does not receive final approval, intend to defend them vigorously. The Defendants are entering into the settlement solely to eliminate the burden and expense of further litigation and to put the claims that were or could have been asserted to rest.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(xviii)	Prospectus Supplement, dated July 30, 2014, offering up to 23,381,500 Shares of the Class A Common Stock of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 31, 2014).

(a)(5)(xix)	Prospectus Supplement, dated July 30, 2014, offering 30,000,000 4.75% Tangible Equity Units of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 31, 2014).

(a)(5)(xx)	Press Release issued by Tyson Foods, Inc. dated July 30, 2014.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2014

HMB Holdings, Inc.

By:	/s/ R. Read Hudson
Name:	R. Read Hudson
Title:	Vice President and Secretary

Tyson Foods, Inc.

By:	/s/ R. Read Hudson
Name:	R. Read Hudson
Title:	Vice President, Associate General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 16, 2014.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement dated July 16, 2014.*

(a)(5)(i)	Press Release issued by Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(ii)	Investor Presentation of Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(iii)	Internal Announcement of Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(iv)	Transcript of Investor Conference Call of Tyson Foods, Inc. held on June 9, 2014.*

(a)(5)(v)	Press Release issued by Tyson Foods, Inc. dated June 16, 2014.*

(a)(5)(vi)	Internal Announcement of Tyson Foods, Inc. dated June 30, 2014.*

(a)(5)(vii)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated July 2, 2014.*

(a)(5)(viii)	Internal Announcement of Tyson Foods, Inc. dated July 2, 2014.*

(a)(5)(ix)	Letter to Hillshire Brands Employees issued by Tyson Foods, Inc. dated July 2, 2014.*

(a)(5)(x)	Notice of Merger issued by HMB Holdings, Inc. on July 12, 2014.*

(a)(5)(xi)	Press Release issued by Tyson Foods, Inc. dated July 16, 2014.*

(a)(5)(xii)	Letter to Tyson employees from Donnie Smith, President and CEO of Tyson, dated July 16, 2014.*

(a)(5)(xiii)	The information set forth in Item 1.01 of Tyson’s Current Report on Form 8-K filed on July 17, 2014.*

(a)(5)(xiv)	Preliminary Prospectus Supplement, dated July 28, 2014, offering Common Shares of the Class A Common Stock of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 28, 2014).*

(a)(5)(xv)	Preliminary Prospectus Supplement, dated July 28, 2014, offering Tangible Equity Units of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 28, 2014).*

(a)(5)(xvi)	Investor Presentation of Tyson Foods, Inc. dated July 28, 2014.*

(a)(5)(xvii)	Press Release issued by Tyson Foods, Inc. dated July 28, 2014.*

(a)(5)(xviii)	Prospectus Supplement, dated July 30, 2014, offering up to 23,381,500 Shares of the Class A Common Stock of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 31, 2014).

(a)(5)(xix)	Prospectus Supplement, dated July 30, 2014, offering 30,000,000 4.75% Tangible Equity Units of Tyson Foods, Inc. (incorporated herein by reference to the Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 31, 2014).

(a)(5)(xx)	Press Release issued by Tyson Foods, Inc. dated July 30, 2014.

(b)(1)	Second amended and restated commitment letter entered into as of June 9, 2014, among Tyson Foods, Inc., Morgan Stanley Senior Funding, Inc. and JPMorgan Chase Bank, N.A.*

(b)(2)	Amendment No. 1 to Credit Agreement, dated as of June 27, 2014, among Tyson Foods, Inc., the lenders thereto and JPMorgan Chase Bank, N.A.*

(b)(3)	Commitment Letter entered into as of June 17, 2014 among Tyson Foods, Inc., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A.*

(b)(4)	364-Day Bridge Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.*

(b)(5)	Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.*

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2014, among Tyson Foods, Inc., HMB Holdings, Inc. and The Hillshire Brands Company.*

Exhibit No.	Description

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.